Media Release
Planegg/Munich, Germany, March 14, 2023

Lucinda Crabtree to Join MorphoSys as Chief Financial Officer
MorphoSys AG (FSE: MOR; NASDAQ: MOR) announced today that Lucinda Crabtree, Ph.D., will join MorphoSys as Chief Financial Officer and member of the Management Board, succeeding Sung Lee. She will start in the third quarter 2023 at the latest.
“I am pleased to welcome Lucinda to MorphoSys as our new Chief Financial Officer,” said Marc Cluzel, M.D., Ph.D., Chairman of the MorphoSys Supervisory Board. “Lucinda will bring a strong skill set to MorphoSys with her broad biotech experience in corporate roles, as an analyst and investment professional, and the impact she has made in leading finance, strategy and investor relations divisions.”
Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys, added: “Lucinda has achieved tremendous success in designing and executing financial and business transactions. Her strategic business acumen, entrepreneurial mindset and broad network will be a huge asset to MorphoSys as we drive our best-in-class late-stage oncology pipeline forward.”
“I am excited to join MorphoSys at such a pivotal and important time. The company is close to releasing Phase 3 data and preparing for the potenital launch of its lead asset, pelabresib, which has the potential to be a game changer for patients with myleofibrosis,” said Lucinda Crabtree. “MorphoSys has successfully honed its focus on oncology and has a strong cash position to execute on their great opportunities.”
Lucinda Crabtree joins MorphoSys from Autolus Therapeutics, a clinical-stage biopharmaceutical company developing T cell therapies, where she most recently served as Chief Financial Officer. In her previous roles at Autolus she led Finance, Business Strategy and Planning, as well as Investor Relations and Corporate Communications functions. Prior to her time at Autolus, Lucinda worked for several years as a senior investment professional on both the buy and the sell sides, and she served as a board observer for several private healthcare companies. Firms she has worked at include Woodford Investment Management, Panmure Gordon, Goldman Sachs, J.P. Morgan and Jefferies.
Lucinda started her career as a research scientist at a U.K.-based biotech company. She holds a Bachelors of Science degree in Physiology and Pharmacology from University College London and a Ph.D. in Pharmacology from University College London.

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Pelabresib
Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been evaluated or approved by any regulatory authorities.

About Myelofibrosis
Myelofibrosis is a type of bone marrow cancer that causes extensive scarring in the bone marrow, which disrupts the body’s normal production of healthy blood cells. The result is a reduction in red blood cells, which can cause weakness and fatigue, and in platelets, which increases the risk of bleeding due to deficient clotting. Myelofibrosis often causes an enlarged spleen, significantly impacting a patient's quality of life. It is most often diagnosed in people older than 50 and can occur on its own (called primary myelofibrosis) or because of another bone marrow disorder.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director Tel: +1 617-548-9271 eamonn.nolan@morphosys.com